SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              Amendment No. 6
                                    to
                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)



                                431692102
                               (CUSIP Number)



                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                              September 20, 1994
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 7 pages

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                      Amendment No. 6 to Schedule 13D

            This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994 and August 30, 1994 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 6, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following paragraphs:

            "On September 20, 1994, Dickstein Partners Inc.
issued the press release attached hereto as Exhibit 5 (see Item 7 below)."


II. Item 7 of Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following language:

     "Exhibit 5   Press Release dated September 20, 1994."


                                -2-

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                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 21, 1994
                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper
                                -3-
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
                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein



                                -4-
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                        EXHIBIT INDEX

EXHIBIT               DESCRIPTION                         PAGE

    5       Press Release dated September 20, 1994.         6






                                -5-

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                            EXHIBIT 5



News Release                            MACKENZIE
                                        PARTNERS, INC.
CONTACT:                                156 FIFTH AVENUE
Daniel H. Burch                         NEW YORK, NY  10010
212-929-5500                            212 929-5500
                                        FAX 212 929-0308



FOR IMMEDIATE RELEASE:


                HILLS REJECTS DICKSTEIN SETTLEMENT PROPOSAL

     NEW YORK, N.Y. (September 20, 1994) - Dickstein Partners Inc. today announced that if it successfully removes and replaces four of the eight Hills Stores directors in its consent solicitation which began on August 16, its nominees would seek to have Hills purchase 4.63 million of its shares for $27 principal amount per share ($125 million) of a new holding company 12% cash pay twelve-year debentures. Previously Dickstein had announced that its nominees would pursue a 5.5 million share, or $150 million buyback.

     Dickstein Partners also announced that in an attempt to expeditiously and consensually resolve the current situation it has made a settlement proposal to Hills (see below) which includes, among other things, the following terms:

     1)   Termination of the consent solicitation
     2) $100 million stock buyback utilizing Dickstein's structure ($27 for 3.7 million shares)
     3)   Three Dickstein designees are appointed to Hills Board
     4)   Hills recent golden parachute amendments are rescinded
     5)   Poison pill threshold is raised from 15% to 20%

     Mark Dickstein, President of Dickstein Partners Inc. said "Several large Hills shareholders have told us that they prefer a $100 million to $125 million buyback over our original $150 million proposal. This lower debt level should easily afford Hills the opportunity to, if warranted, pursue a growth strategy of opening ten to twenty new stores a year. Furthermore, our settlement proposal would only require $12 million of cash in 1995 as compared to the $35 million Hills has told several shareholders it is willing to spend to repurchase stock."

     Mr. Dickstein also said "This settlement proposal is on the table through September 26. In the meantime we will be continuing to solicit consents, a process which to date is going well. Company representatives in rejecting our proposal have informed us that in their view a majority of the Hills shareholders prefer a $35 million buyback using cash to a $100 million buyback proposal. As a result, our consent solicitation has in essence become a referendum as to which proposal the shareholders prefer."
                                -6-
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     Wilbur Ross of Rothschild, Inc., financial advisor to
Dickstein commented, "The Dickstein proposal in no way jeopardizes the company or compromises any realistic growth plan."


                       DICKSTEIN SETTLEMENT PROPOSAL

Dickstein will terminate its consent solicitation if Hills agrees to all of the following items:

1)   $100 million buyback using Dickstein Partners Inc.
     structure, with up to $2 million to be paid to a third party standby underwriter.

2) Dickstein Partners Inc. reimbursed for up to $1 million of expenses including success fees to Rothschild and MacKenzie.

3)   Two incumbent Hills directors resign and Mark Dickstein,
     Mark Kaufman and one other Dickstein designee is appointed to Hills board.

4)   Hills' recent golden parachute amendments are rescinded.

5) The threshold for triggering the poison pill is raised from 15% to 20%.

6)   Thru 3/1/97 - Dickstein Partners Inc. will not:
     a) seek to remove or replace the remaining six incumbent directors
     b) seek to increase its ownership position to more than 20% of Hills voting stock

7) Thru 3/1/97 - Hills agrees to support the reelection of the Dickstein directors.

8) The corporate charter is amended so that any action by the board on the following items require more than a two-thirds vote:
     a) employment agreements (including modifications of existing agreements)
     b)   changing the poison pill
     c) expanding the size of the board, or changing the timing or manner in which directors are elected or nominated.
     d)   issuing or granting new stock or new stock options

9) Registration Rights on demand for any stock owned by Dickstein Partners Inc. or its affiliates.

                                   -7-
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